EXHIBIT 15.2

With respect to the registration statement (Form S-3 No. 333-158705) of Icahn Enterprises L.P., we acknowledge our awareness of the incorporation by reference therein of our report, dated May 2, 2013 related to our review of financial information of CVR Energy, Inc. as of March 31, 2013 and for the three-month period then ended, included in the Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. joint Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 or 11 of the Act.

/s/KPMG LLP

Houston, Texas
May 3, 2013